Exhibit 99.(d)(13)(B)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

FIAM LLC

Dated June 30, 2020

Amended as of May 1, 2023

Series Guardian Large Cap Fundamental Growth VIP Fund	Fee (as an annual percentage of average daily net assets of the Series): 0.26%
Guardian Select Mid Cap Core VIP Fund	0.27%